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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         NOTIFICATION OF LATE FILING OF
             FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2003


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. This notification relates to the entire filing stated above, and not only to a portion thereof.

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PART I - REGISTRANT INFORMATION
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Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA  15108

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PART II - RULES 12B-25(B) AND (C)
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Not applicable.

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PART III - NARRATIVE
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Effective January 1, 2003, the Registrant began using a new accounting and information system, and related unexpected delays associated with certain process changes have resulted. Management is currently working to finalize its first quarter 2003 results and prepare its related Quarterly Report on Form 10-Q. Management currently expects that the Registrant will be able to file the subject Quarterly Report on Form 10-Q on or before May 30, 2003.



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PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification:

         William P. Mooney
         Michael Baker Corporation
         Executive Vice President and Chief Financial Officer
         (412) 269-6453

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                [X]      Yes               [ ]      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [X]      Yes               [ ]      No

         The Registrant's results of operations for its fiscal quarter ended March 31, 2002 showed net income of $1,714,000 or $0.20 per diluted share. The Company cannot currently provide a reasonable estimate of its results for the first quarter of 2003 due to the unexpected delays discussed in Part III above.

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SIGNATURE
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Michael Baker Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 16, 2003                      By:  /s/ William P. Mooney
                                               --------------------------------
                                               William P. Mooney
                                               Michael Baker Corporation
                                               Executive Vice President and
                                               Chief Financial Officer